Exhibit 21.1

SUBSIDIARIES OF GLOBAL ENTERTAINMENT HOLDINGS, INC.

Name of Subsidiary	State of Incorporation	Ownership (%)
Global Universal Film Group, Inc.	Nevada	100%

Global Universal Entertainment, Inc.	Nevada	100%

Global Universal Pictures, Inc.	Canada	30%

Global Film Partners I, LLC.	Florida	100% (Managing Member)

Global Universal Film Finance, LLC.	Louisiana	100% (Managing Member)

Global Universal Film Productions, LLC.	Louisiana	100% (Managing Member)

Global Universal Mavericks in Toyland, LLC.	Louisiana	100% (Managing Member)